For the semi-annual period ended 6/30/97
File number:  811-5123


                          SUB-ITEM 77 D


         Policies with Respect to Securities Investments

          On May 21, 1997 the Directors approved a
change in investment policies permitting  the Fund
to  (i)  invest  primarily in debt  securities  of
issuers  located  in  at  least  three  countries,
excluding the United States (except in periods  of
market  decline) and (ii) increase its ability  to
invest  in  below-investment grade debt securities
from  10% of total assets to 15% of total  assets,
(iii)  change  its dividend policy from  declaring
dividends  of  net  investment  income  at   least
quarterly to declaring such dividends daily and paying those dividends monthly, and (iv) change its name to Prudential International Bond Fund,
Inc.



























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